SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

SECUR 08026368 MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Ross Avenue, Suite 2200

(No. and Street)

Dallas, TX 75201-7906

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Huerta (214) 661-3520

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0708-0861294

AD 3/3

3/4/08

Oath or Affirmation

I, Carlos Huerta, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities, Inc., as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Vice President & CFO

Notary Public

MARTIN J. WEBB
MY COMMISSION EXPIRES
March 15, 2008

This report contains:

(X) (a) Facing page
(X) (b) Statements of Financial Condition
(X) (c) Statements of Operations
(X) (d) Statements of Cash Flows
(X) (e) Statements of Changes in Stockholder's Equity
( ) (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

Financial Statements and Supplemental Schedules

Clark Securities, Inc.
Years Ended December 31, 2007 and 2006
With Report and Supplementary Report of Independent Auditors

Clark Securities, Inc.

Financial Statements and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholders
Clark Securities, Inc.

We have audited the accompanying statements of financial condition of Clark Securities, Inc. as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 5, 2008

Clark Securities, Inc.

Statements of Financial Condition

	December 31	
	2007	**2006**
Assets		
Cash and cash equivalents	**$ 23,910,239**	$ 9,837,688
Commissions receivable, net of allowance (2007– $98,087; 2006 – $105,567)	**4,108,304**	3,248,510
Deferred tax asset, net	**16,451**	43,602
Other assets	**137,235**	230,195
Total assets	**$ 28,172,229**	$ 13,359,995
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 262,832**	$ 22,635
Accounts payable to affiliated companies	**467,892**	145,873
Bonuses payable	**201,627**	284,983
Accounts payable and accrued liabilities	**199,337**	148,459
Total liabilities	**1,131,688**	601,950
Stockholder's equity:		
Common stock, no par value:		
Authorized 1,000 shares		
Issued 1,000 shares	**15,000**	15,000
Paid-in capital	**1,235,000**	1,235,000
Retained earnings	**25,790,541**	11,508,045
Total stockholder's equity	**27,040,541**	12,758,045
Total liabilities and stockholder's equity	**$ 28,172,229**	$ 13,359,995

See accompanying notes.

Clark Securities, Inc.

Statements of Operations

	Years Ended December 31	
	2007	**2006**
Revenues		
Commission and fee income	**$ 54,436,199**	$ 56,691,667
Interest income	**559,600**	253,848
Total revenues	**54,995,799**	56,945,515
Expenses		
Commissions	**5,767,285**	2,932,425
Operating expenses	**29,241,046**	32,280,574
Total expenses	**35,008,331**	35,212,999
Income before income taxes	**19,987,468**	21,732,516
Income taxes	**8,329,447**	8,789,546
Net income	**$ 11,658,021**	$ 12,942,970

See accompanying notes.

Clark Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 15,000	$ 1,235,000	$ 4,924,482	$ 6,174,482
Distributions (to) from Clark	–	–	(6,359,407)	(6,359,407)
Net income	–	–	12,942,970	12,942,970
Balance at December 31, 2006	15,000	1,235,000	11,508,045	12,758,045
Distributions (to) from Clark	–	–	**2,624,475**	**2,624,475**
Net income	–	–	**11,658,021**	**11,658,021**
Balance at December 31, 2007	**$ 15,000**	**$ 1,235,000**	**$ 25,790,541**	**$ 27,040,541**

See accompanying notes.

Clark Securities, Inc.

Statements of Cash Flows

	Years Ended December 31	
	2007	**2006**
Operating activities		
Net income	**$ 11,658,021**	$ 12,942,970
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	**27,151**	(55,588)
Changes in operating assets and liabilities:		
Commissions receivable	**(859,794)**	(1,461,506)
Other assets	**92,960**	11,653
Commissions payable	**240,197**	(9,168)
Accounts payable to affiliated companies	**322,019**	(549,694)
Bonuses payable	**(83,356)**	131,346
Accounts payable and accrued liabilities	**50,878**	(171,826)
Net cash provided by operating activities	**11,448,076**	10,838,187
Financing activities		
Distributions from (to) Clark	**2,624,475**	(6,359,407)
Net cash provided by (used in) financing activities	**2,624,475**	(6,359,407)
Net increase in cash and cash equivalents	**14,072,551**	4,478,780
Cash and cash equivalents at beginning of year	**9,837,688**	5,358,908
Cash and cash equivalents at end of year	**$ 23,910,239**	$ 9,837,688
Supplemental cash flow information		
Cash paid to Clark for income taxes	**$ 8,277,278**	$ 8,789,546

See accompanying notes.

1. Organization

Prior to March 9, 2007, Clark Securities, Inc. (CSI or the Company) was a wholly owned subsidiary of Clark Consulting, Inc. (Clark), which, in turn, was a wholly owned subsidiary of Clark, Inc. As of March 9, 2007, AUSA Holding Company, a wholly owned subsidiary of AEGON N.V., purchased Clark, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts primarily to large U.S. corporations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents, including short-term reverse repurchase agreements. Cash equivalents are stated at amounts that approximate fair value.

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

2. Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Commissions Payable

The Company accrues commission expense and the related commission payable at the time the commission income is recorded.

Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

Financial Instruments

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

Clark provides services and pays certain expenses on behalf of the Company under the terms of an expense allocation arrangement. During the years ended December 31, 2007 and 2006, $29,085,562 and $31,781,256 was allocated for these services and expenses which are included in operating expenses in the statements of operations. These services included, but were not limited to, contract labor, employee recruitment and training, IT support, meetings and seminars, payroll service, and records management.

The Company receives commission revenue from AEGON N.V. subsidiaries under the terms of representative agreements. During the years ended December 31, 2007 and 2006, $15,754,769 and $14,613,046 of commission revenue from AEGON N.V. subsidiaries was included in commission and fee income in the statement of operations.

The Company records distributions to Clark based on commission income less general and administrative expense and income tax allocations from Clark. Timing and accruals can cause the distribution to Clark to fluctuate. Distributions from (to) Clark during the years ended December 31, 2007 and 2006, were $2,624,475 and ($6,359,407).

4. Commitments

The Company intends to continue to make periodic distributions to Clark while maintaining net capital in excess of its required amount.

From time to time, the Company is involved in various claims and lawsuits incidental to its business. The Company is not aware of any legal proceedings that are believed to have a material effect on the Company's financial position.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

5. Net Capital Requirements (continued)

As of December 31, 2007, the Company had net capital, as defined under the Rule, of $23,195,992, which was $23,120,546 in excess of its required net capital of $75,446. At December 31, 2007, the Company's aggregate indebtedness to net capital ratio was 0.05 to 1.00.

6. Income Taxes

The Company will file a consolidated federal and state return with Clark, Inc. and subsidiaries for the period ended March 9, 2007. It will then be included in a consolidated federal and state return with Transamerica Corporation and Subsidiaries, which is an indirect wholly owned subsidiary of AEGON N.V., for the period of March 10, 2007 through December 31, 2007. Under the terms of the tax sharing agreement for each short tax period, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis. The income tax expense or benefit created by the Company is recorded through an intercompany account with Clark. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income taxes for the year ended December 31, 2007 and 2006, includes the following components:

	2007	2006
Current:		
Federal	$ 6,308,344	$ 6,939,360
State	1,993,952	1,905,774
Total current	8,302,296	8,845,134
Deferred	27,151	(55,588)
Total income taxes	$ 8,329,447	$ 8,789,546

Deferred income taxes arise primarily from differing methods used to account for allowance for bad debts, accrued vacation not deductible, and prepaid expenses not includable until future periods. Net deferred income taxes are comprised of the following at December 31:

	2007	2006
Deferred tax assets	$ 72,436	$ 129,447
Deferred tax liabilities	(55,985)	(85,845)
Total net deferred tax asset	$ 16,451	$ 43,602

6. Income Taxes (continued)

As the Company files a consolidated return as part of a group that is profitable and is expected to be profitable in future periods, the Company's deferred tax assets at December 31, 2007 and 2006, are deemed to be recoverable. No allowance has been recorded on the deferred tax assets.

The Company adopted the provisions of FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* on January 1, 2007. The Company has analyzed all material tax positions under the provisions of FASB Interpretation No. 48, and has determined that there are no tax benefits that should not be recognized as of January 1, 2007 and as of December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company classifies interest and penalties related to income tax as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2007 and December 31, 2006.

The Company files a consolidated return in the U.S. Federal tax jurisdiction, and various state tax jurisdictions. The IRS audits are final for tax years prior to 2004.

Supplemental Schedules

Clark Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Net capital		$27,040,541
Total stockholder's equity		
Nonallowable assets and deductions:		
Other assets	153,686	
Commissions receivable	3,690,863	
Total nonallowable assets and deductions		3,844,549
Net capital		$23,195,992
Computation of alternate net capital requirement		
Aggregate indebtedness		$ 1,131,688
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 75,446
Excess net capital		$23,120,546
Excess net capital at 1000%		$23,082,823
Ratio of aggregate indebtedness to net capital		5%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing.

Clark Securities, Inc.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

Clark Securities, Inc.

Customer Protection – Reserve and Custody of Securities Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Board of Directors
Clark Securities, Inc.

In planning and performing our audit of the financial statements of Clark Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 5, 2008

END